UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry Into a Letter of Intent to Acquire Safe Save Medical Cell Sciences & Technology Co., Ltd.

On January 20, 2026, YD Bio Limited (the “Company”) entered into a binding letter of intent (the “LOI”) with Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”, together with the Company, the “Parties”), pursuant to which the Company intends to acquire, indirectly through an offshore holding company to be formed, all of the shares, assets and business of SSMC (the “Transaction”). Under the LOI, SSMC will undertake a corporate restructuring to establish Safe Save Cell (KY) Holdings Limited (the “KY Company”), which will hold 100% of SSMC’s equity, and the Company intends to acquire 100% of the equity interests of the KY Company.

The total consideration for the Transaction is expected to be NT$839,832,000, and be comprised of a mix of cash and ordinary shares of the Company, par value $0.0001 (the “Ordinary Shares”), with specific shareholders of SSMC holding more than 10% (including SSMC’s founder and affiliates) to receive Ordinary Shares via share swap, and other shareholders (the “general shareholders”) having the option to receive cash or Ordinary Shares.

Ordinary Shares issued as consideration will be subject to transfer restrictions in accordance with applicable U.S. securities laws, including a six-month lock-up for general shareholders and a one-year lock-up for specific shareholders.

Completion of the Transaction is subject to customary closing conditions, including completion of the Company’s due diligence, completion of SSMC’s restructuring, and the absence of any material adverse change in SSMC’s business, assets, or financial condition. The Parties target completion of due diligence by March 20, 2026, and expect to close within 30 days thereafter, subject to satisfaction of all conditions precedent. Upon closing, the KY Company is expected to become a wholly owned subsidiary of the Company, resulting in the Company’s indirect ownership and control of all of SSMC’s shares, business, and assets.

There can be no assurance that the Parties will enter into definitive agreements or that the Transaction will be completed within the anticipated timeframe or on the terms contemplated by the LOI. The terms of the LOI is expected to be superseded by a definitive agreement.

Issuance of Press Release

On January 29, 2026, the Company issued a press release announcing its entry into the LOI, which is attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”).

The information contained in this Report (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-292554) to be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished. This Report, including Exhibit 99.1, shall not otherwise be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations. Except as required by law, the Company disclaims any duty to update these forward-looking statements.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated January 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 30, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

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